CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
Fax: (509) 747-1770
E-mail: cclysiak@qwest.net

September 21, 2005

Mr. Larry Spirgel, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4-7
Washington, D.C. 20549-0407

RE:     Zone Mining Limited
Form SB-2 Registration Statement
File No. 333-125436

Dear Mr. Sprigel:

In response to your letter of comments dated September 20, 2005, please be advised as follows:

Amendment No. 1 to Form SB-2

Prospectus Cover Page

1. The following language has been included: "Assuming we raise the minimum amount in this offering, we will attempt to have the shares quoted on the Bulletin Board operated by the National Association of Securities Dealers, Inc. There is no assurance that the shares will ever be quoted on the Bulletin Board. To be quoted on the Bulletin Board, a market maker must apply to make a market in our common stock. As of the date of this prospectus we have not made any arrangement with any market makers to quote our shares."

Summary of our Offering

2. The word "not" has been included as requested.

Securities and Exchange Commission
RE:     Zone Mining Limited
Form SB-2 Registration Statement
File No. 333-125436
September 21, 2005

Plan of Distribution

3. The disclosure has been revised to reflect that: "If we do not receive the minimum amount of $50,000 within 180 days of the effective date of our registration statement, 90 additional days if we so choose, all funds will be promptly returned to you without interest or a deduction of any kind. Further, no fees, such as bank fees, will be paid out of the funds held in the separate bank account."

Exhibit 99.1 - Subscription Agreement

4. The subscription agreement has been revised to reflect an offering price of $0.10 per share rather than $0.02 per share.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak